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                                                                   EXHIBIT 99.1


                     COOLBRANDS SELLS ITS FRANCHISE DIVISION

Toronto, Canada, December 22, 2005 - CoolBrands International Inc. ("CoolBrands") (TSX: COB.SV.A) today announced that its board of directors has approved the sale of substantially all of its franchising division to International Franchise Corp. for cash consideration of US$8 million. Definitive agreements in respect of the transaction are expected to be completed, and the transaction closed, prior to the end of this month.

The portion of the franchise division being sold operates by franchising and licensing retail outlets serving primarily frozen yogurt and ice cream under the Bresler's, I Can't Believe It's Yogurt, Ice Cream Churn, Swensen's, and Yogen Fruz trademarks. Following closing of the transaction, CoolBrands will continue to operate as franchisor of retail outlets under the Jerry Tucci's Pizza Pasta and Tropicana Smoothies trademarks.

The sale of the franchising division will allow CoolBrands to focus its resources in its pre-packaged consumer products division, yogurt division, foodservice division and dairy components division. A portion of the proceeds from the sale will be used to repay short term borrowings and the balance will be used for general working capital requirements of CoolBrands.

International Franchise Corp. is a company controlled by Mr. Aaron Serruya, a director of CoolBrands and the senior executive responsible for the franchising division at CoolBrands. The sale transaction was reviewed and unanimously recommended to the board of directors of CoolBrands by a committee of independent directors of CoolBrands, consisting of Robert E. Baker, Romeo De Gasperis and Arthur Waldbaum, and was unanimously approved by the board of directors of CoolBrands. As part of their review of the transaction, the independent committee and the board of directors received a fairness opinion from Duff & Phelps, LLC who acted as exclusive financial advisor to CoolBrands and who assisted CoolBrands in marketing the division to potential buyers.

"Divesting our franchise business will enhance the Company's ability to implement its plans and strategies in its core business segments," said David J. Stein, President, Chief Executive Officer and Co-Chairman of CoolBrands International Inc. "We believe that International Franchise Corp., under the leadership of Aaron Serruya, is committed to providing the focus, energy and imagination to help move the franchise system forward in the years to come."

Mr. Aaron Serruya will remain on the board of directors of CoolBrands, but following completion of the transaction will no longer be an executive officer of CoolBrands.

About CoolBrands International: CoolBrands International is a leading marketer of dairy based snacks in the refrigerated and frozen snack foods categories. In the frozen snack foods category, CoolBrands manufactures and distributes such well known brands as Godiva Ice Cream, Whole Fruit Sorbet, Eskimo Pie frozen snacks, Tropicana Fruit







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Bars, Chipwich Ice Cream Cookie Sandwiches and many others. In the refrigerated dairy category, CoolBrands manufactures and distributes Breyer's Yogurt and Creme Savers Yogurt. CoolBrands operates a "direct store delivery" (DSD) ice cream distribution system in selected markets in the U.S., serving CoolBrands products and a growing family of Partner Brands to supermarkets, convenience stores and other retail customers. CoolBrands' 50.1% owned subsidiary, Americana Foods, is a leading U.S. manufacturer and supplier of soft serve mixes, packaged ice cream, frozen yogurt and sorbet products, frozen snacks and other food products to well known national retailers, food companies and restaurant chains. CoolBrands' Foodservice Division manufactures and sells premium soft serve ice cream and frozen yogurt to the foodservice industry. CoolBrands' Dairy Components Division manufactures and sells a full line of quality flavours, chocolate coatings, fudge sauces, powders for chocolate milk, egg nog bases and other ingredients and flexible packaging products for use in private label dairy products in addition to the Company's brands.

For more information about CoolBrands, visit www.coolbrandsinc.com.
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Forward Looking Statements

This press release includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 regarding, among other things, statements relating to goals, plans and projections regarding the Company's financial position and business strategy. These statements may be identified by the fact that they use such words as "anticipate," "estimate," "expect," "intend," "plan," "believe," and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. Such forward-looking statements are based on current expectations and involve inherent risks and uncertainties, including factors that could delay, divert or change any of them, and could cause actual outcomes and results to differ materially from current expectations. These factors include, among other things, market factors, competitive product development and promotional activity, the level of consumer interest in the Company's products, product costing, the weather, the performance of management, including management's ability to implement its plans as contemplated, the Company's relationship with its customers, franchisees, licensees and licensors, governmental regulations and legislation and litigation. The Company undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.



For more information, please contact:

David Stein
Co-Chairman, President and Chief Executive Officer
(631) 737-9700